1001 Fourth Avenue, Suite 4500 | Seattle, Washington 98154-1192
206.624.3600 Telephone | 206.389.1708 Facsimile
www.riddellwilliams.com
June 18, 2008
VIA EDGAR
Ms. Linda van Doorn
Senior Assistant Chief Acountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Red Lion Hotels Corporation
Form 10-K for the year ended December 31, 2007
Filed March 13, 2008
Form 10-Q for the quarter ended March 31, 2008
Filed May 8, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 22, 2008
File No. 1-13957
Dear Ms. van Doorn:
Our client, Red Lion Hotels Corporation (the “Company”), has received your letter dated June 12, 2008 in connection with your review of the referenced filings by the Company. For your convenience, the single comment contained in that letter is set forth below in bold face, followed by our response.
General
1.	We note the three bullet-pointed acknowledgments (i.e. Tandy language) provided at the end of your response letter dated May 30, 2008. However, these acknowledgments must be provided in writing from your management, not from your outside counsel on management’s behalf. Please include the required written acknowledgments by a member of management in your next response letter.

Ms. Linda van Doorn
Securities and Exchange Commission
June 18, 2008

Response:
In response to this comment, Annex A attached hereto contains a statement on behalf of the Company from Anupam Narayan, its President and Chief Executive Officer, and Anthony F. Dombrowik, its Senior Vice President, Chief Financial Officer.
*  *  *  *  *  *  *
Please contact the undersigned at (206) 389-1519 with any questions concerning this letter. In addition, we request that you advise us when the Staff has completed its review of the filings.
Very truly yours,
/s/ Frank C. Woodruff
Frank C. Woodruff
               of
RIDDELL WILLIAMS P.S.
FCW/
Our File: 34402.00043

ANNEX A
June 18, 2008
Ms. Linda van Doorn
Senior Assistant Chief Acountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Red Lion Hotels Corporation
Form 10-K for the year ended December 31, 2007
Filed March 13, 2008
Form 10-Q for the quarter ended March 31, 2008
Filed May 8, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 22, 2008
File No. 1-13957
Dear Ms. van Doorn:
The undersigned are the President and Chief Executive Officer and the Senior Vice President, Chief Financial Officer of Red Lion Hotels Corporation (the “Company”). The staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) has reviewed the referenced filings of the Company and has provided comments in letters dated May 15, 2008 and June 12, 2008. The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Sincerely yours,

/s/	Anupam Narayan	/s/	Anthony F. Dombrowik

	Anupam Narayan President and Chief Executive Officer Red Lion Hotels Corporation		Anthony F. Dombrowik Senior Vice President, Chief Financial Officer Red Lion Hotels Corporation